SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*

Revenue Properties Company Limited
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

761389402
(CUSIP Number)

     Michael Katz,  Esq., 2 American Lane,  Greenwich,  Connecticut  06836-2571,
Tel: (203) 862-8000 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)
                              (Page 1 of 12 Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma Partners L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  5,840,051

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  5,840,051

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,840,051

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.4%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Capital Preservation Partners L.L.C.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  237,681

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  237,681

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  237,681

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.4%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  6,077,732

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  6,077,732

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,077,732

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.7%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth L.L.C.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  923,939

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  923,939

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  923,939

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.4%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  923,939

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  923,939

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  923,939

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.4%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(b) with respect to the Common Stock, no par value (the "Common Stock") of Revenue Properties Company Limited (the "Issuer") beneficially owned by the Reporting Persons specified herein as of December 31, 2000 and amends and supplements the Schedule 13G dated March 22, 1999, as previously amended on February 14, 2000, filed by the Reporting Persons (as amended, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).        Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Paloma Partners L.L.C., a Delaware limited liability company ("Paloma"), Capital Preservation Partners L.L.C., a Delaware limited liability company ("CPP"), S. Donald Sussman, Amaranth L.L.C., a Delaware limited liability company ("Amaranth"), and Nicholas M. Maounis (collectively, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         The principal business address for Paloma,  CPP, Amaranth,  and Messrs.
         Sussman  and  Maounis  is  2  American  Lane,  Greenwich,   Connecticut
         06836-2571.

Item 2(c).        Citizenship:

     Each of Paloma, CPP and Amaranth is a Delaware limited liability company. Messrs. Sussman and Maounis are citizens of the United States.

Item 2(d).        Title of Class of Securities

         Common Stock, no par value (the "Common Stock").

Item 2(e).        CUSIP Number: 761389402

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   The Reporting Persons beneficially own debentures convertible into 7,001,671 shares of Common Stock.

          (b)      Percent of class:

                   Paloma's   aggregate   beneficial   ownership  of  debentures
                   convertible into 5,840,051 shares of Common Stock constitutes 8.4% of all of the outstanding shares of Common Stock.

                   CPP's   aggregate    beneficial   ownership   of   debentures
                   convertible into 237,681 shares of Common Stock constitutes 0.4% of all of the outstanding shares of Common Stock.

                   S. Donald Sussman's aggregate beneficial ownership of debentures convertible into 6,077,732 shares of Common Stock constitutes 8.7% of all of the outstanding shares of Common Stock.

                   Amaranth's and Mr. Maounis' aggregate beneficial ownership of debentures convertible into 923,939 shares of Common Stock constitutes 1.4% of all of the outstanding shares of Common Stock.

                   Together, the Reporting Persons have beneficial ownership of debentures convertible into 7,001,671 shares of Common Stock constituting 9.9% of all of the outstanding shares of Common Stock.

                   Each of Mr. Sussman and Mr. Maounis expressly disclaims equitable ownership of and any pecuniary interest in any shares of Common Stock.

          (c)      Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Paloma has the sole power to vote or direct the vote of 5,840,051 shares of Common Stock.

                        CPP has the sole power to vote or direct the vote of 237,681 shares of Common Stock.

                        Mr. Sussman has the sole power to vote or direct the vote of 6,077,732 shares of Common Stock.

                        Each of Amaranth and Mr. Maounis has the sole power to vote or direct the vote of 923,939 shares of Common Stock.

                   (ii)  Shared power to vote or to direct the vote

                        Not applicable.

                   (iii)  Sole power to dispose or to direct the disposition of

                        Paloma has the sole power to dispose or direct the disposition of 5,840,051 shares of Common Stock.

                        CPP has the sole power to dispose or direct the disposition of 237,681 shares of Common Stock.

                        Mr. Sussman has the sole power to dispose or direct the disposition of 6,077,732 shares of Common Stock.

     Each of Amaranth and Mr. Maounis has the sole power to dispose or direct the disposition of 923,939 shares of Common Stock.

                   (iv)  Shared power to dispose or to direct the disposition of

                        Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Paloma owns its securities through its subsidiary, Sunrise Partners L.L.C., a Delaware limited liability company. Amaranth owns its securities through its subsidiary, Amaranth Fund, L.P., a Bermuda limited partnership.

Item 8.   Identification and Classification of Members of the Group.

                   See the amended Exhibit B attached hereto.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  February 6, 2001

          PALOMA PARTNERS L.L.C.
          By: Paloma Partners Company L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President


          CAPITAL PRESERVATION PARTNERS L.L.C.
          By: Paloma Partners Company L.L.C.,        as Managing Member


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President



                   /s/ S. Donald Sussman
          -------------------------------------------
                        S. Donald Sussman


          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                        Michael J. Berner
                        Vice President



                        /s/ Nicholas M. Maounis
          ----------------------------------------------------
                        Nicholas M. Maounis

                                AMENDED EXHIBIT B

                     IDENTIFICATION OF MEMBERS OF THE GROUP




Paloma Partners L.L.C.
Capital Preservation Partners L.L.C.
S. Donald Sussman
Amaranth L.L.C.
Nicholas M. Maounis

                                    EXHIBIT C

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, no par value, of Revenue Properties Company Limited dated February 6, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  February 6, 2001

          PALOMA PARTNERS L.L.C.
          By: Paloma Partners Company L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President


          CAPITAL PRESERVATION PARTNERS L.L.C.
          By: Paloma Partners Company L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President



                   /s/ S. Donald Sussman
          -------------------------------------------
                        S. Donald Sussman


          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                        Michael J. Berner
                        Vice President



                   /s/ Nicholas M. Maounis
          -------------------------------------------
                        Nicholas M. Maounis